INTERNATIONAL GEMINI TECHNOLOGY INC.
#208 — 828 Harbourside Drive,
North Vancouver, British Columbia V7P 3R9
Telephone: (604) 904-8481 Facsimile: (604) 904-9431

THE ATTACHED INTERIM FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THIS MANAGEMENT DISCUSSION AND ANALYSIS AND ARE HEREBY INCLUDED BY REFERENCE

Management Discussion and Analysis as of November 22, 2005

Management has been pursuing resource projects, including those involving precious metals exploration and development. These pursuits have strained the limited resources of the company. Every effort is being made to conclude a transaction that may return the Corporation to commercial activity.

In April 2005 the Corporation announced that it has entered into a subscription agreement with Outback Capital Inc. (dba “Pinefalls Gold”) a privately held Alberta corporation. The agreement calls for the Corporation to invest $200,000 into Pinefalls Gold via private placement.

Upon receiving proceeds from its private placement Pinefalls Gold immediately commenced the recommended phase one exploration work on its seventeen (17) mining claims in the area of Bissett, Manitoba. The claims are included in the Rice Lake greenstone belt and cover an area of approximately 2800 hectares. The claims are the subject of a Qualifying Report dated June 30, 2004 prepared by Edward Sawitzky, P. Geo. of Arc Metals Ltd. (“Arc”). Arc prepared the report to standards dictated by National Instrument 43-101. At present Pinefalls Gold and the Corporation are awaiting the written reports detailing the results of the summer 2005 work program.

In exchange for its investment, the Corporation will receive 4 million units of Pinefalls Gold. Each unit will consist of one common share and one warrant to purchase an additional common share at $0.075 for two years. Prior to exercising its warrants the Corporation will own approximately 37% of the then outstanding 10.7 million common shares of Pinefalls Gold. Assuming the exercise of the warrants, the Corporation will own approximately 54% of Pinefalls Gold.

Separately, the Corporation has entered into an Option Agreement with one of the principal shareholders of Pinefalls Gold (the “PFG Option”) which entitles the Corporation to acquire a further 3 million common shares of Pinefalls Gold in exchange for one million common shares of the Corporation. The PFG Option is exercisable at the Corporation’s sole discretion until it expires on March 31, 2006.

The Corporation and Pinefalls Gold have entered into these arrangements on a non-arms length basis. The two companies have certain directors and principal shareholders in common. The Corporation’s directors with conflicts of interest have refrained from voting on the relevant resolutions. The Corporation is relying on exemptions 5.5(3)[corporation not listed on specified markets] and 5.7(3)[fair market value not more than $2,500,000] from the formal valuation and minority approval requirements of OSC Rule 61-501 regarding Related Party Transactions.

To enable Gemini to meet its funding obligations Gemini has arranged a non-brokered private placement to provide working capital to the Company. Gemini will issue up to 2 million units at $0.15 per unit, where each unit consists of one common share of Gemini (a “Share”) and one transferable share purchase warrant (a “Warrant”). Each warrant will entitle the holder to purchase one common share of Gemini for a term of 24 months, at a price of 18 cents per share. If the common shares of Gemini, at any time after six months after the closing date of the private placement, trade on a recognized stock exchange at a price of $0.50 per share or greater for 10 consecutive trading days, then Gemini can provide notice to the holders of the warrants and the warrants will expire 30 days after the notice is given.

To date the Company has issued 1,560,333 units and raised $234,050 in connection with this financing.

Trend Analysis

The business of the Company entails significant risks. Any analysis of the trend of the company’s activities would reveal this. And there is nothing to suggest that these trends will change.

The company’s sole activity is its search for a suitable acquisition or acquisitions that can be made and financed at prices and terms that make business sense. Recently this has focused on the resource sector. Resource prices are at medium term to long-term highs, a condition that increases potential acquisition costs, and increases the corresponding risk. The same factors have reduced the supply of high quality opportunities.

World economic conditions, including the trade and budget deficits in the United States, have made the case for precious metals a compelling one. This, combined with the availability of capital for precious metals projects has expanded the acquisition search to include precious metals exploration and development opportunities.

A different set of circumstances has driven oil and gas prices to record prices. The greater industrialization of China and India, combined with the emergence of a significant affluent middle class in both countries combine with other factors to increase world demand for petroleum products. This increased demand appears to be permanent, although the price level also combines real or perceived worldwide product shortages, or supply dislocations. Any significant increase in supply will tend to moderate prices.

The company has regularly been behind major trends and as a result missed them.

Selected Financial Data [Annual]
(Expressed in Canadian Dollars)
	12 Months ended December 31
	2004	2003	2002
Net Operating Revenues	$20,000	3,000	22,000
Net income (loss)	$(39,742)	(37,863)	(35,443)
Income per share from continued operations	$0	0	0
Share capital per Canadian GAAP	$13,265,283	13,265,283	13,265,283
Common shares issued	8,323,119	8,323,119	8,323,119
Weighted average shares outstanding per Canadian GAAP	9,666,848	9,666,848	9,666,848
Total Assets	$53,870	49,070	157,186
Net Assets (liabilities)	$(3,027)	36,715	74,578
Cash Dividends Declared per Common Shares	$0	0	0
Exchange Rates (Cdn$ to U.S.$) Period Average	$0.7683	0.7135	0.6368

Overview

The Company’s sole focus is on finding and completing a suitable acquisition, or suitable acquisitions. This activity is largely carried out by the directors and large shareholders at their expense. The Company’s management team, affiliates and directors have special expertise in the areas of due diligence, financial analysis and corporate finance strategy with respect to emerging growth enterprises. Additionally, the Company retains Dockside Capital Group to provide certain management functions and in so doing can also access its similar expertise. From time-to-time the Company is approached, through referral, to provide these services on a consulting basis. Thus the Company generates revenue by providing these services. As these sources of revenue are not core to the Company’s focus, the services are not actively marketed.

Results of Operations

The Company has shown modest losses for the past several years. These losses result largely from having little or no revenue, rather than having unusual expenses. This year the company elected to write down the value of its passive investment, and this resulted in a loss that was somewhat greater than usual. The expenses of the company are almost completely related to satisfying regulatory requirements, including the annual meeting, financial reporting, communications with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing.

Fluctuations in Results

The Company’s operating results fluctuate, but very little. Revenues at this point are solely derived from consulting activities which are not core to the Company’s focus and will fluctuate greatly based upon the Company’s receipt of infrequent, third-party referrals for these services. Expenses fluctuate on the basis of postal rate increases, or reductions in courier or long distance phone rates. Since our daily operations are almost completely related to satisfying regulatory requirements, including the annual meeting, financial reporting, communications with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing - our expenses are dependent on prevailing market rates for communications services and mailing rates. Similarly, our expenses will continue to increase due to the upward pressure on professional fees charged to reporting companies for compliance related services such as legal and audit work as a result of changes to securities legislation throughout North America.

Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s September 30, 2005 consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As at September 30, 2005, the Company had accumulated losses totaling $13,371,982. The Company had working capital of $90,695 as at September 30, 2005. The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. However, had the audit been conducted in accordance with U.S. generally accepted auditing standards the auditors would have reflected these concerns in their report and would have included an explanatory paragraph in their report raising concern about the Company’s ability to continue as a going concern.

As at September 30, 2005 the Company had cash and term deposits of $127,498 and working capital of $90,695.

Selected Financial Data [Quarterly - unaudited]
(Expressed in Canadian Dollars)
				Quarter Ended
	9/30/2005	6/30/2005	3/31/2005	12/31/2004	9/30/2004	6/30/2004	3/31/2004	12/31/2003
Net Operating Revenues	$0	0	0	20,000	0	0	0	0
Net income (loss)	$(9,934)	(33,432)	(6,962)	(18,443)	(8,262)	(7,467)	(5,570)	(10,512)
Income per share from continued operations	$0	0	0	0	0	0	0	0
Share capital per Canadian GAAP	$13,499,333	13,499,333	13,265,283	13,265,283	13,265,283	13,265,283	13,265,283	13,265,283
Common shares issued	9,883,452	9,883,452	8,323,119	8,323,119	8,323,119	8,323,119	8,323,119	8,323,119
Weighted average shares outstanding per Canadian GAAP	9,666,848	9,666,848	9,666,848	9,666,848	9,666,848	9,666,848	9,666,848	9,666,848
Total Assets	$217,498	221,662	53,330	53,870	46,402	48,257	46,432	49,070
Net Assets (liabilities)	$180,695	190,629	(9,989)	(3,027)	15,414	23,677	31,145	36,715
Cash Dividends Declared per Common Shares	$0	0	0	0	0	0	0	0

Additional Disclosure for Venture Issuers Without Significant Revenue

There is no assurance that the transaction disclosed above with Pinefalls Gold will be consummated, or if consummated will be successful in its quest to find a commercially viable quantity of mineral resources

The Company has little working capital.

There is no assurance that the Company can access additional capital.

The Company has a history of operating losses and may have operating losses and a negative cash flow in the future.

The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern.

There is no market for our common shares.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Table of Contractual Obligations

April 15, 2005	Subscription Agreement to acquire 4,000,000 units in Pinefalls Gold for $200,000

April 16, 2005	Option Agreement with Edward D. Ford to acquire 3,000,000 shares of Pinefalls Gold in exchange for 1,000,000 common shares of the Company

Critical Accounting Estimates

There are no critical accounting estimates.

Changes in Accounting Policies

There have been no changes in accounting policies.